Via EDGAR Submission

January 16, 2025

Office of Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Michael Volley

Amit Pande

John Stickel

James Lopez

Re:	Marblegate Capital Corp

Registration Statement on Form S-4

Filed December 9, 2024

333-283675

Dear Michael Volley, Amit Pande, John Stickel and James Lopez:

On behalf of Marblegate Capital Corporation, a Delaware corporation (“we” or “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 26, 2024, regarding the Company’s Registration Statement on Form S-4 submitted to the Commission on December 9, 2024 (the “Registration Statement”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are filing the Company’s Amendment No. 1 to the Registration Statement with the Commission through EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the Staff’s comments and certain updated information. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement.

Registration Statement on Form S-4

Owned Medallions – Fleet and Leasing, page 204

1.

We note the disclosure on page 206 that on November 15, 2024, DePalma II entered into a non-exclusive servicing agreement with an unrelated taxi fleet to provide operational support and access to physical garage and office space for DePalma II’s medallion leasing business. If material, disclose the name of the unrelated party and the material terms of the agreement.

Response:

For the reasons discussed in more depth in the Company’s response to Comment #6 below, the Company respectfully advises the Staff that the Company does not believe the non-exclusive servicing agreement with an unrelated taxi fleet (“Non-Exclusive Servicing Agreement”) is material to DePalma II or the Company because (i) the Non-Exclusive Servicing Agreement, an arm’s length, mutually terminable commercial arrangement, provides DePalma II services such as access to office space, garage, and parking facilities, outfitting vehicles as TLC-compliant taxicabs (e.g., painting yellow, affixing decals, and installing meters), lease sales, lease administration, driver customer service and support, meter shop support, taxicab towing support, taxicab maintenance repairs, inspections, and operational support, which services ordinarily accompany the business conducted by DePalma II (i.e., the acquisition, restructuring, ownership and deployment of New York City taxi cab medallions), and (ii) DePalma II is not substantially dependent on the Non-Exclusive Servicing Agreement because there are several suitable alternative providers of garage facilities, taxicab repairs and operational support available to DePalma II. Indeed, in contrast to its previous agreement with Septuagint Solutions, LLC (“Septuagint”), an operating joint venture with Kirie Eleison Corp. (“Kirie Eleison”), the Non-Exclusive Servicing Agreement expressly provides that DePalma II and its affiliates may establish other taxicab operations with or without entering into agreements with other service providers. The shift to the Non-Exclusive Servicing Agreement is a result of an intentional shift DePalma II to utilize non-exclusive routine service providers for its operational support needs as opposed to pursuing an exclusive joint venture with Kirie Eleison. Accordingly, the Company respectfully advises the Staff that DePalma II believes it could timely replace the current provider of these services with a number of alternate service providers on similar terms and, as a result, the Non-Exclusive Servicing Agreement is immaterial. As such, the Company advises the Staff that it believes the current disclosure in the Registration Statement, which indicates DePalma II outsources these services and includes a general description of the ordinary course services provided under the Non-Exclusive Servicing Agreement, sufficiently conveys the material information regarding this particular aspect of DePalma II’s business to investors.

Management’s Discussion and Analysis, page 212

2.

We note your response to prior comment 12. Please revise the discussion of Revenue on page 219 and elsewhere to separately quantify when multiple factors contribute to material changes. For example, clarify where you discuss the period to period changes in “restructuring fees borrowers are requested to pay as part of the MRP+ program, as well as fees received in connection with non-MRP+ restructurings and settlements, and the resolution of certain litigation and bankruptcy proceedings.”

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 220 through 224 of the Amended Registration Statement to provide an explanation of the quantitative components of the changes when multiple factors contribute to material changes on the statement of operations in accordance with the Staff’s comment.

Material U.S. Federal Income Tax Considerations of the Merger, page 297

3.

We note your response to prior comment 7 and the statement that it is your expectation that the Merger will qualify for Section 351 or Section 368 treatment. You state on page 297 that the transaction “is intended to qualify as an integrated transaction described in Section 351 of the Code” and that it “could also potentially qualify as a reorganization under Section 368.” You also state on page 298 that, assuming the merger qualifies under Section 351(a) or Section 368(a), certain U.S. holders “should not recognize gain or loss.” Please provide a tax opinion under Item 601(b)(8) of Regulation S-K or advise us why you believe the consequences to U.S. holders, assuming the transaction does not receive the “intended” tax treatment, are not material to the transaction.

Response:

In response to the Staff’s comment, the Company has filed a tax opinion as Exhibit 8.1 to the Amended Registration Statement and revised the disclosure on pages 116 and 298 of the Amended Registration Statement to reference the tax opinion.

DePalma Acquisition I LLC

Consolidated Statements of Operations, page F-87

4.

Please note that we continue to consider your responses to prior comments 15, 19, 20, and 21. Please tell us any consideration given related to the presentation of realized and unrealized gains on your loans held for investment at fair value in the consolidated statements of operations.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company elected to apply the fair value option for all loans held by DePalma I, as the loans represent financial assets in accordance with ASC 825-10. Although the guidance within ASC 825-10-45-4 states that an entity should report unrealized gains and losses in earnings at each reporting date, ASC 825-10 does not include guidance on the geography or presentation of gains and losses on financial assets measured at fair value under the fair value option in the consolidated statements of operations. As a result, we believe the historical presentation of gains and losses on loans held for investment measured at fair value under the fair value option is permissible under U.S. GAAP given the lack of clear guidance. In an effort to provide more clarity to readers of the financial statements, commencing with the September 30, 2024 financial statements, the Company will reflect the line item “gains on loans held for investment, net” in lieu of separate line items for realized gains (losses) on loans held for investment and change in fair value of loans on the consolidated statements of operations.

Note 4. Fair Value Measurements, page F-97

5.

We note your response to prior comment 23. Please tell us in additional detail why you believe that there are no estimated gains or losses resulting from instrument-specific credit risk. For example, clarify if you believe there was no change in credit risk, a change in credit risk but not instrument-specific credit risk, a change in credit risk but no related gains or losses, etc. Specifically, tell us how you considered whether the credit risk changed upon a loan participating in the MRP+ program, whether there were any gains or losses related to this change and why those gains and losses are not attributable to instrument-specific credit risk. Additionally, noting the discount rate used to measure fair value of MRP+ loans considers the internal rate of return on the loans, please tell us how you considered whether the discount rate incorporates an estimate of instrument-specific credit risk.

Response:

The Company acknowledges the Staff’s comment and the Company respectfully advises the staff that no instrument-specific credit risk was included in the discount rate incorporated into the valuation of the MRP+ loans. As these loans are backstopped by New York City (“NYC”), and carry the same interest rate and tenor, the Company views these loans as homogenous loans, carrying the same credit risk. The same discount rate is applied to all loans that were restructured into the program. At each valuation period, the discount rate has been adjusted uniformly for all MRP+ loans as a function of time and a function of change to the risk-free rate.

The Company values MRP+ loans based on a discounted cash flow model, which differs from the treatment of the non-MRP+ loans that are valued using a market approach based on the value of the collateral. Therefore, the Company does view the credit risk to be lower for the entire group of MRP+ loans as compared to the credit risk of the entire group of non-MRP+ loans, and as such, there is a change in credit risk as loans are restructured into the MRP+ program. The credit risk and associated internal rate of return used in the valuation is applied to the entire MRP+ program and does not consider instrument-specific credit risk. As batches of loans restructured into the MRP+ program, the credit risk was assessed for the entire population of loans, rather than on a loan-by-loan basis.

Typically, loans were valued at a slight discount (typically 5%) to the collateral value prior to being restructured into the MRP+ program, which was less than $170,000 per medallion. Restructured loans that had unpaid principal balance greater than $200,000 were reduced to an initial principal balance of $200,000 and further reduced to $170,000 after a $30,000 principal reduction payment from NYC. The remaining $170,000 was typically valued in the range of 95% to 99% of unpaid principal balance. As such, the Company received more value for the restructured loans ($30,000 in cash plus a remaining value at a slight discount to $170,000) than the value of the loans prior to conversion (< $170,000) into the MRP+ program and accordingly, a gain was recorded.

Item 21. Exhibits and Financial Statement Schedules, page II-1

6.

Please file as exhibits the servicing agreement with the unrelated taxi fleet referenced on page 206 and the servicing agreements with Field Point referenced on page 209 or provide your analysis as to why you believe there are not required. Refer to Item 601(b)(10) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that the Non-Exclusive Servicing Agreement and the servicing agreements with Field Point (the “Field Point Agreements”) are not “Material Contracts” pursuant to Item 601(b)(10) of Regulation S-K and, therefore, need not be filed as exhibits to the Registration Statement.

Under Items 601(a) and 601(b)(10)(i)(A) of Regulation S-K, a “Material Contract” must be filed as an exhibit to a registration statement. Specifically, Item 601(b)(10)(i)(A) of Regulation S-K details the filing requirement as, “Every contract not made in the ordinary course of business that is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report.” Item 601(b)(10)(ii) further specifies, “If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of Items 601(b)(10)(ii)(A)-(D), in which case it shall be filed except where immaterial in amount or significance.”

Items 601(b)(10)(ii)(A)-(D) of Regulation S-K relate to: (A) certain related party contracts, unless such agreements only involve “the purchase or sale of current assets having a determinable market price, at such market price;” (B) any contract upon which the registrant is substantially dependent; (C) any contract for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of the registrant’s consolidated fixed assets; and (D) a material lease under which a part of the property described in the registration statement is held. Accordingly, an analysis under Item 601(b)(10)(ii) requires an assessment of: (i) whether the contract is made in the ordinary course of the registrant’s business; (ii) if the contract is made in the ordinary course of the registrant’s business, whether the agreement is material in amount or significance; and (iii) if the agreement is made in the ordinary course of the registrant’s business and material in amount or significance, whether the agreement is one that falls within any of Items 601(b)(10)(ii)(A)-(D) of Regulation S-K.

I.	The Non-Exclusive Servicing Agreement

The Non-Exclusive Servicing Agreement is Ordinary Course

DePalma I and DePalma II (collectively, “DePalma”) are in the business of acquiring, restructuring, owning and deploying New York City taxi cab medallions, which includes the maintenance and operation of a taxi cab fleet. The Non-Exclusive Servicing Agreement is an arm’s length contract with an unrelated commercial service provider. The Non-Exclusive Servicing Agreement provides access to garage facilities and accompanying office space, taxicab repair services and operational support, all of which ordinarily accompanies the business conducted by DePalma II. Accordingly, the Company advises the Staff that because the Non-Exclusive Servicing Agreement enables owners of taxicab medallions and fleets to maintain a physical fleet, it qualifies as an ordinary course agreement under Item 601(b)(10).

The Non-Exclusive Serving Agreement is Replaceable and thus Immaterial in Significance

As mentioned in the Company’s response to Comment #1 above, there are several suitable alternative providers of garage facilities, taxicab repairs and operational support available to DePalma II. Indeed, there are over thirty (30) New York City Taxi and Limousine Commission-licensed medallion agents and significantly more commercial garage and automotive repair facilities in New York City and the surrounding areas. In contrast to its previous agreement with Kirie Eleison Corp. (“KE”) and Septuagint, an operating joint venture with Kirie Eleison, DePalma II is not restricted from engaging with other service providers under the Non-Exclusive Servicing Agreement. The shift to the Non-Exclusive Servicing Agreement is a result of an intentional business decision by DePalma II’s management to utilize non-exclusive routine service providers for its operational support needs as opposed to pursuing an exclusive joint venture with Kirie Eleison. Accordingly, the Company respectfully advises the Staff that DePalma II believes it could timely replace the current provider of these services with a number of alternate service providers and, as a result, the Company advises the Staff that the Non-Exclusive Servicing Agreement is not material in amount or significance under Item 601(b)(10).

Items 601(b)(10)(ii)(A)-(D) are Inapplicable to the Non-Exclusive Servicing Agreement

The Company respectfully advises the Staff that, even if the Non-Exclusive Servicing Agreement was material in amount or significance, none of Items 601(b)(10)(ii)(A)-(D) are applicable to this agreement; and, accordingly, the Non-Exclusive Servicing Agreement should not be required to filed as an exhibit to the Amended Registration Statement under Item 601(b)(10) of Regulation S-K.

Item 601(b)(10)(ii)(B) is inapplicable to the Non-Exclusive Servicing Agreement because DePalma II is not substantially dependent on the Non-Exclusive Servicing Agreement given that there are several suitable alternative providers of garage facilities, taxicab repairs and operational support available to DePalma II (as evidenced by DePalma’s recent change from its prior service provider to the new provider under the Non-Exclusive Servicing Agreement). Accordingly, the Company respectfully advises the Staff that DePalma II believes it could similarly replace the current provider of these services in a timely manner with a number of alternate service providers and, as a result, DePalma II is not substantially dependent on the Non-Exclusive Servicing Agreement under Item 601(b)(10)(ii)(B).

Items 601(b)(10)(ii)(A)(C) and (D) are inapplicable to the Non-Exclusive Servicing Agreement because the agreement is not (i) with security holders named in the registration statement, (ii) a contract for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of the registrant’s consolidated fixed assets or (iii) a material lease under which a part of the property described in the registration statement is held.

The Company respectfully advises the Staff that, based on the above analysis, the Non-Exclusive Servicing Agreement is: (i) an agreement that ordinarily accompanies the Company’s business; (ii) “immaterial in amount and significance” relative to DePalma II’s overall operations and (iii) not a contract for which any of Items 601(b)(10)(ii)(A)-(D) of Regulation S-K apply. Therefore, the Company respectfully further advises the Staff that it does not believe that the Non-Exclusive Servicing Agreement is required to be filed as a material contract pursuant to Item 601(b)(10) of Regulation S-K.

II.	Field Point Agreements

The Field Point Agreements are Ordinary Course

As discussed above, DePalma is in the business of acquiring and restructuring taxi medallion loan portfolios, and owning and deploying New York City taxicab medallions, the operations of which necessitate typical daily loan servicing activities (e.g., managing and assisting in billing, collections, assisting with loan documentation, reporting, foreclosures, loan restructuring and other related services) (collectively, “Loan Servicing Activities”). It is common for lenders to enter into agreements with servicers to service their loan portfolios. The Field Point Agreements are arm’s length commercial agreements to provide Loan Servicing Activities to DePalma. As Loan Servicing Activities ordinarily accompany the kind of business conducted by DePalma, the Company advises the Staff that the Field Point Agreements qualify as an ordinary course agreement under Item 601(b)(10).

The Field Point Agreements are Replaceable and thus Immaterial in Significance

There are other financial institutions and commercial loan servicers that service taxicab medallion loans, including MRP+ loans, and numerous third-party commercial service providers available to DePalma and capable of providing the requisite Loan Servicing Activities. The Field Point Agreements are not exclusive. DePalma is not restricted from engaging with other service providers under the Field Point Agreements or engaging in such Loan Servicing Activities directly. The Field Point Agreements may be terminated by either party on sixty (60) days’ notice as long as the loans have been transferred to a successor servicer. If a successor servicer is appointed, under the terms of the Field Point Agreements, Field Point has agreed to assist in good faith in an orderly transition. Additionally, DePalma has considered, but not yet added, additional back-up service providers for its portfolio. Accordingly, DePalma believes it could proactively supplement or replace Field Point as its loan servicer (including bringing such services in-house) with minimal disruption to its operations, and, as a result, the Company advises the Staff that the Field Point Agreements are not material in amount or significance under Item 601(b)(10).

Items 601(b)(10)(ii)(A)-(D) are Inapplicable to the Field Point Agreements

The Company respectfully advises the Staff that, even if the Field Point Agreements were deemed material in amount or significance, none of Items 601(b)(10)(ii)(A)-(D) are applicable to these agreement; and, accordingly, the Field Point Agreements should not be required to filed as an exhibit to the Amended Registration Statement under Item 601(b)(10) of Regulation S-K.

Item 601(b)(10)(ii)(B) is inapplicable to the Field Point Agreements because DePalma is not substantially dependent on the Field Point Agreements. As disclosed in the Registration Statement, Field Point is among the largest servicers of taxi medallion loans in the NYC taxi market, and since DePalma’s inception, Field Point has been the sole servicer of DePalma’s medallion loans, including managing and assisting in billings and collections on the medallion loans, assisting with loan documentation, reporting, foreclosures, loan restructuring, and other related operations. During the initial stages of the MRP+ program, restructuring eligible loans into the MRP+ program and servicing such loans became more complex as a result of the MRP+ program’s enhanced regulatory requirements as well as the unprecedented nature of the program. However, now that the vast majority of closings on new MRP+ loans is completed and the program has been running smoothly for more than two years, servicing of taxi medallion loans has become less specialized and similar to typical loan servicing offered by a host of commercial providers available to DePalma. As a result, Field Point no longer holds a unique place in the taxicab medallion loan market. While, consistent with the disclosure in the Registration Statement, DePalma is heavily reliant on Field Point simply by virtue of Field Point being its sole provider, DePalma is not substantially dependent upon the Field Point Agreements because numerous third-party commercial service providers are available to DePalma and capable of providing the requisite Loan Servicing Activities. Additionally, the Company advises the Staff that while DePalma has considered, but not yet added, additional service providers for its portfolio, DePalma believes it could proactively supplement or replace Field Point as its loan servicer on similar terms with minimal disruption to its operations. Accordingly, because DePalma believes it could proactively replace Field Point in a timely manner with a number of alternate service providers, DePalma is not substantially dependent on the Field Point Agreements under Item 601(b)(10)(ii)(B).

Items 601(b)(10)(ii)(A)(C) and (D) are inapplicable to the Field Point Agreements because the agreements are not (i) with security holders named in the registration statement, (ii) contracts for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of the registrant’s consolidated fixed assets or (iii) a material lease under which a part of the property described in the registration statement is held.

The Company respectfully advises the Staff that, based on the above analysis, the Field Point Agreements are: (i) agreements that ordinarily accompany the Company’s business; (ii) “immaterial in amount and significance” relative to DePalma’s overall operations and (iii) not contracts for which any of Items 601(b)(10)(ii)(A)-(D) of Regulation S-K apply. Therefore, the Company respectfully further advises the Staff that is does not believe that the Field Point Agreements are required to be filed as material contracts pursuant to Item 601(b)(10) of Regulation S-K.

General

7.	Please note that we continue to review your responses regarding investment company status and may have further comment.

Response:

The Company respectfully acknowledges the Staff’s comment. For the reasons discussed with the Office of Investment Management on May 14, 2024 and July 23, 2024, as of January 1, 2025, the Company does not fall within the definition of an “investment company” in Section 3(a)(1)(C) the 1940 Act. The Company’s interest in DePalma I will, upon consummation of the Merger, represent less than 40% of the value of the Company’s pro forma total assets on an unconsolidated basis. On January 1, 2025, DePalma I completed the transfer to DePalma II of a group of MRP+ loans that are 90+ days past due. The Company anticipates that DePalma II will foreclose on the MRP+ loans that are currently 90+ days past due in the ordinary course, consistent with past practice. These loans will be foreclosed and worked out for cash or medallions (in-kind), both of which we anticipate will be deployed into DePalma II’s leasing business.

The unaudited pro forma calculation is summarized below, showing the effect on the estimated and unaudited December 31, 2024 financial information of the loan transfers completed on January 1, 2025.

Marblegate Capital Corporation (“MCC”) 40% Test Under 3(a)(1)(C)

DePalma I
	12/31/2024 (unaudited)	1/1/2025 Transfer	Pro Forma
Loans held for investment, at fair value	278,571,140	(53,480,665)	225,090,475
Cash & Equivalents	3,350,584	—	3,350,584
Interest Receivable	1,183,075	—	1,183,075

Total DePalma I Assets	283,104,799	(53,480,665)	229,624,134

DePalma I Bad Assets	279,754,215	(53,480,665)	226,273,550
DePalma I Total Assets Excluding Cash	279,754,215	(53,480,665)	226,273,550
DePalma I % Bad Assets	100%		100%

Total DePalma I Assets	283,104,799	(53,480,665)	229,624,134
Less Total Liabilities
Service Fee Payable	(1,181,227)	—	(1,181,227)
Loan payments received in advance	(1,059,155)	—	(1,059,155)
Accrued professional fees	(608,421)	—	(608,421)
Accrued expenses and other liabilities	(124,730)	—	(124,730)

Less Total Liabilities	(2,973,533)	—	(2,973,533)

Total DePalma I	280,131,266	(53,480,665)	226,650,601

DePalma II
	12/31/2024 (unaudited)	1/1/2025 Transfer	Pro Forma
Cash & Equivalents	32,809,108	—	32,809,108
Interest receivable	17,297	—	17,297
Loans held for investment, at fair value	2,426,821	—	2,426,821
Intangible assets, at fair value	362,225,000	—	362,225,000
Property and equipment, net	5,121,276	—	5,121,276
Due from fleet operations	7,531	—	7,531
MRP+ 90+ Days Past Due	—	53,480,665	53,480,665

Total DePalma II Assets	402,607,034	53,480,665	456,087,699

DePalma II Bad Assets	2,444,118	53,480,665	55,924,783
DePalma II Total Assets Excluding Cash	369,797,926	53,480,665	423,278,590
DePalma II % Bad Assets	1%	13%	13%

Total DePalma II Assets	402,607,034	53,480,665	456,087,699
Less Total Liabilities
Deposit Liability	(7,085,773)	—	(7,085,773)
Accrued professional fees	(439,560)	—	(439,560)
Accrued expenses and other liabilities	(28,345)	—	(28,345)

Less Total Liabilities	(7,553,678)	—	(7,553,678)

Total DePalma II	395,053,356	53,480,665	448,534,021

Total MCC Test
MCC Ownership of DePalma I and DePalma II	83.7%

Fair Value of Marblegate Acquisition Corp.[1]	—	—	—
DePalma I (Bad Asset)	234,512,681	(44,771,490)	189,741,191
DePalma II	330,720,034	44,771,490	375,491,523

Total	565,232,714	—	565,232,714

Total % Bad Assets	41%	-8%	34%

*   *   *   *

[1]

Marblegate Acquisition Corp. has assets of approximately $4 million, substantially all in cash. Upon consummation of the business combination, this cash would be held by the parent company, Marblegate Capital Corp., and, as such, the cash has been excluded from this calculation. Marblegate Acquisition Corp. is estimated to have zero fair market value other than the cash referenced in this note.

If you have any questions regarding this submission, please contact Brandon Bortner at 202-551-1840.

Thank you for your time and attention.

Sincerely,

/s/ Brandon J. Bortner

Brandon J. Bortner

of PAUL HASTINGS LLP